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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ.	JOHN J. HUBER, ESQ.
THOMAS E. KEIM, JR., ESQ.	Latham & Watkins LLP
Latham & Watkins Illinois LLC	555 Eleventh Street, NW, Suite 1000
233 S. Wacker Drive, Suite 5800	Washington, D.C. 20004
Chicago, Illinois 60606	(202) 637-2200
(312) 876-7700

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $8.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

        The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Amendments to the Offer to Purchase

        Items 1 through 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

          (1)  Section 3 ("Procedure for Tendering Shares and Rights") of the Offer to Purchase is amended by deleting the third sentence of the thirteenth paragraph of Section 3 under the subheading "Determination of Validity" of the Offer to Purchase and replacing it with the following:

    "Purchaser also reserves the right in its reasonable discretion to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares; provided that, in the event Purchaser waives any such condition, defect or irregularity, Purchaser will waive such condition, defect or irregularity for all tendering stockholders."

          (2)  Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting subparagraph (7) in the lettered paragraph (a) in paragraph number (vi) of Section 14 of the Offer to Purchase and renumbering subparagraphs (8) and (9) thereof as subparagraphs (7) and (8), respectively.

          (3)  Section 18 ("Fees and Expenses") of the Offer to Purchase is amended by deleting the third sentence of the second paragraph of Section 18 of the Offer to Purchase and replacing it with the following:

    "Parent and the Purchaser have agreed to pay the Depositary $15,000 compensation plus an additional $5,000 compensation for each extension of the Offer, if any, for its services hereunder and reimbursement for reasonable out-of-pocket expenses."

Amendments to the Letter of Transmittal

        The Letter of Transmittal sent to all Salix stockholders in connection with the Offer is hereby amended and supplemented as follows:

          (4)  The section beginning "Ladies and Gentlemen:" of the Letter of Transmittal is amended by deleting the word "sole" from the last sentence of the third paragraph of the section beginning "Ladies and Gentlemen:" of the Letter of Transmittal and replacing it with the word "reasonable".

          (5)  The section beginning "Ladies and Gentlemen:" of the Letter of Transmittal is amended by deleting the word "sole" from the last sentence of the sixth paragraph of the section beginning "Ladies and Gentlemen:" of the Letter of Transmittal and replacing it with the word "reasonable".

          (6)  Instruction 10 ("Waiver of Conditions") of the Letter of Transmittal is amended by inserting the words "; provided that, in the event Purchaser waives any such condition, Purchaser will waive such condition for all tendering stockholders" at the end of the sentence in Instruction 10 of the Letter of Transmittal.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2003	Axcan Pharma Inc.

	By:	/s/ LÉON F. GOSSELIN
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.

	By:	/s/ DAVID W. MIMS
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

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SCHEDULE TO
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